EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For Years Ended December 31

(Dollar Amounts in Thousands)

	The Potomac Edison Company
	2002	2001	2000		1999		1998
Earnings:
Net income	$32,678	$48,035	$84,385	**	$100,582	**	$101,482
Fixed charges (see below)	34,522	37,754	45,334		46,243		50,363
Income taxes	15,679	27,351	37,172	**	40,613	**	54,253
Amortization of capitalized interest	—	—	2		—		—
Income distributions of investees	—	—	4,480		—		—
Less: capitalized interest	—	—	(326)		—		—
Less: income from unconsolidated equity investees	—	—	(3,525)		—		—

Total Earnings (as defined)	$82,879	$113,140	$167,522		$187,438		$206,098

Fixed Charges:
Interest expensed and capitalized	$33,157	$35,372	$43,270		$44,903		$48,187
Estimated interest component of rental expense	1,365	2,382	2,064		1,340		2,176

Total Fixed Charges (as defined)	$34,522	$37,754	$45,334		$46,243		$50,363

Ratio of Earnings to Fixed Charges	2.40	3.00	3.70		4.05		4.09

**	Excludes the effect of the extraordinary charge.